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                             February 23, 2024

       Douglas Armer
       Chief Financial Officer and Head of Capital Markets
       North Haven Net REIT
       1585 Broadway, 33rd Floor
       New York, NY 10036

                                                        Re: North Haven Net
REIT
                                                            Amendment No. 1 to
Registration Statement on Form 10
                                                            Filed December 26,
2023
                                                            Amendment No. 2 to
Registration Statement on Form 10
                                                            Filed January 11,
2024
                                                            File No. 000-56611

       Dear Douglas Armer:

                                                        We have reviewed your
filings and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10

       Business, page 6

   1. Please disclose the substance of your response to prior comment 5 that you are not able to accurately provide an
estimate of the amount you seek to raise in your continuous private offering.
       General

   2.                                                   Refer to prior comment
2. It remains unclear how and when you will communicate the
                                                        prior month's NAV in
connection with the repurchase plan. Please clarify.
 Douglas Armer
FirstName LastNameDouglas Armer
North Haven Net REIT
Comapany23,
February  NameNorth
            2024     Haven Net REIT
February
Page 2 23, 2024 Page 2
FirstName LastName
Amendment No. 2 to Registration Statement on Form 10

Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenue, page 124

3. Please revise to disclose the intended use of the $28.8M draw on the warehouse funding facility.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Paul Cline at 202-551-3851 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact
Ruairi Regan at 202-551-3269 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:      Daniel B. Honeycutt, Esq.